UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549



                          SCHEDULE 13G


            Under the securities Exchange Act of 1934
                       (Amendment No. 3)*


                  CHRIS-CRAFT INDUSTRIES, INC.
                        (Name of Issuer)



         CLASS B COMMON STOCK, PAR VALUE $0.50 PER SHARE
                 (Title of Class of Securities)



                            170520506
                         (CUSIP Number)





Check the following box if a fee is being paid with this statement
                                                             ___
                                                            /__/

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendments subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


*The remainder of this cover page shall be filled out for the reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 818 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
_________________________________________________________________

CUSIP No. 170520506                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               THE GABELLI EQUITY TRUST INC.
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /_X_/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
               MARYLAND
_________________________________________________________________
                                        : (5) SOLE VOTING POWER
                                        :     511,448
                                        :________________________
                                        : (6) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (7) SOLE DISPOSITIVE
                                        :     POWER
                                        :     None
                                        :________________________
                                        :(8) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          511,448
_________________________________________________________________
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
     EXCLUDES CERTAIN SHARES*
          N/A
_________________________________________________________________
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          0.00%
_________________________________________________________________
(12) TYPE OF REPORTING PERSON*
          IV
_________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                                  Page 2 of 5
ITEM 1.
     (a)  Chris-Craft Industries, Inc.
     (b)  600 Madison Avenue, New York, NY  10022
ITEM 2.
     (a)  The Gabelli Equity Trust Inc.
     (b)  One Corporate Center, Rye, NY  10580
     (c)  Maryland
     (d)  Class B Common Stock, Par Value $0.50 per share
     (e)  Cusip # 170520506
ITEM 3.
     This statement is being filed pursuant to Rule 13d-1(b) by an Investment Company registered under section 8 of the Investment Company Act.
ITEM 4.
     (a)  Amount beneficially owned: 511,448 shares.
     (b)  Percent of Class:  6.67%
     (c) (i) 511,448 shares. At a meeting held on November 11, 1992, the proxy voting committee of the Reporting Person determined, in light of applicable Federal Communications
Commission requirements regarding voting control, to take and exercise in its sole discretion the entire voting power with respect to all shares of the Issuer held and to be held by the Reporting Person until such committee otherwise determines. Accordingly, the investment advisor to the Reporting Person has no voting authority with respect to any shares held by the Reporting Person but continues to have sole dispositive power over such
                                                  Page 3 of 5
shares.
          (ii)   None.
          (iii)  None.
          (iv)   None.
ITEM 5.   Ownership of Five Percent or Less of a Class.
     Not applicable.
ITEM 6.   Ownership of More then Five Percent on Behalf of Another
          Person.
     As indicated in the response to Item 4 (c) (i), the investment adviser has sole dispositive power over all shares of the Issuer held by the Reporting Person.
ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not applicable.

ITEM 8.   Identification and Classification of Members of the
          Group.

     Not applicable.

ITEM 9.   Notice of Dissolution of Group.

     Not applicable.

ITEM 10.  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
                                                  Page 4 of 5
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    January 30, 1996




                                   THE GABELLI EQUITY TRUST INC.



                                   By:_____________________________
                                      Marc Diagonale
                                      Vice President































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